UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 1, 2022

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.	A Stock Exchange Announcement dated 1 June 2022 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’.

2.	A Stock Exchange Announcement dated 21 June 2022 entitled ‘MAJOR SHAREHOLDING NOTIFICATION’.

3.	A Stock Exchange Announcement dated 28 June 2022 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’.

RNS Number : 4723N

Vodafone Group Plc

01 June 2022

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc ("Vodafone") hereby notifies the market that, as at 31 May 2022:

Vodafone's issued share capital consists of 28,817,655,988 ordinary shares of US$0.20 20/21 of which 689,393,639 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 28,128,262,349. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA's Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number : 5462P

Vodafone Group Plc

21 June 2022

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN

GB00BH4HKS39

Issuer Name

VODAFONE GROUP PUBLIC LIMITED COMPANY

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name

BlackRock, Inc.

City of registered office (if applicable)

Wilmington

Country of registered office (if applicable)

USA

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

17-Jun-2022

6. Date on which Issuer notified

20-Jun-2022

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	5.100000	1.960000	7.060000	1991684369
Position of previous notification (if applicable)	3.670000	3.310000	6.980000

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BH4HKS39		1435319011		5.100000
Sub Total 8.A	1435319011		5.100000%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
American Depository Receipt			13963450	0.040000
Securities Lending			539370692	1.910000
Sub Total 8.B1			553334142	1.950000%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
CFD			Cash	3031216	0.010000
Sub Total 8.B2				3031216	0.010000%

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc. (Chain 1)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 1)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 1)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 1)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 1)	BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock, Inc. (Chain 1)	BlackRock HK Holdco Limited
BlackRock, Inc. (Chain 1)	BlackRock Lux Finco S.a.r.l.
BlackRock, Inc. (Chain 1)	BlackRock Japan Holdings GK
BlackRock, Inc. (Chain 1)	BlackRock Japan Co., Ltd.
BlackRock, Inc. (Chain 2)	Trident Merger, LLC
BlackRock, Inc. (Chain 2)	BlackRock Investment Management, LLC
BlackRock, Inc. (Chain 3)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 3)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 3)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 3)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 3)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 3)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 3)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 3)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 3)	BlackRock Group Limited
BlackRock, Inc. (Chain 3)	BlackRock Finance Europe Limited
BlackRock, Inc. (Chain 3)	BlackRock Investment Management (UK) Limited
BlackRock, Inc. (Chain 4)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 4)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 4)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 4)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 4)	BlackRock Australia Holdco Pty. Ltd.
BlackRock, Inc. (Chain 4)	BlackRock Investment Management (Australia) Limited
BlackRock, Inc. (Chain 5)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 5)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 5)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 5)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 5)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 5)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 5)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 5)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 5)	BlackRock Group Limited
BlackRock, Inc. (Chain 5)	BlackRock International Limited
BlackRock, Inc. (Chain 6)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 6)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 6)	BlackRock Holdco 4, LLC
BlackRock, Inc. (Chain 6)	BlackRock Holdco 6, LLC
BlackRock, Inc. (Chain 6)	BlackRock Delaware Holdings Inc.
BlackRock, Inc. (Chain 6)	BlackRock Institutional Trust Company, National Association
BlackRock, Inc. (Chain 7)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 7)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 7)	BlackRock Holdco 4, LLC
BlackRock, Inc. (Chain 7)	BlackRock Holdco 6, LLC
BlackRock, Inc. (Chain 7)	BlackRock Delaware Holdings Inc.
BlackRock, Inc. (Chain 7)	BlackRock Fund Advisors
BlackRock, Inc. (Chain 8)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 8)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 9)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 9)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 9)	BlackRock Capital Holdings, Inc.
BlackRock, Inc. (Chain 9)	BlackRock Advisors, LLC
BlackRock, Inc. (Chain 9)	BlackRock Capital Management, Inc.
BlackRock, Inc. (Chain 10)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 10)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 10)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 10)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 10)	BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock, Inc. (Chain 10)	BlackRock HK Holdco Limited
BlackRock, Inc. (Chain 10)	BlackRock Asset Management North Asia Limited
BlackRock, Inc. (Chain 11)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 11)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 11)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 11)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 11)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 11)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 11)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 11)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 11)	BlackRock Group Limited
BlackRock, Inc. (Chain 11)	BlackRock Finance Europe Limited
BlackRock, Inc. (Chain 11)	BlackRock (Netherlands) B.V.
BlackRock, Inc. (Chain 11)	BlackRock Asset Management Deutschland AG
BlackRock, Inc. (Chain 12)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 12)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 12)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 12)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 12)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 12)	BlackRock Canada Holdings LP
BlackRock, Inc. (Chain 12)	BlackRock Canada Holdings ULC
BlackRock, Inc. (Chain 12)	BlackRock Asset Management Canada Limited
BlackRock, Inc. (Chain 13)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 13)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 13)	BlackRock Capital Holdings, Inc.
BlackRock, Inc. (Chain 13)	BlackRock Advisors, LLC
BlackRock, Inc. (Chain 14)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 14)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 14)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 14)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 14)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 14)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 14)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 14)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 14)	BlackRock Group Limited
BlackRock, Inc. (Chain 14)	BlackRock Finance Europe Limited
BlackRock, Inc. (Chain 14)	BlackRock Advisors (UK) Limited
BlackRock, Inc. (Chain 15)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 15)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 15)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 15)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 15)	BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock, Inc. (Chain 15)	BlackRock (Singapore) Limited
BlackRock, Inc. (Chain 16)	Trident Merger, LLC
BlackRock, Inc. (Chain 16)	BlackRock Investment Management, LLC
BlackRock, Inc. (Chain 16)	Amethyst Intermediate, LLC
BlackRock, Inc. (Chain 16)	Aperio Holdings, LLC
BlackRock, Inc. (Chain 16)	Aperio Group, LLC

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

BlackRock Regulatory Threshold Reporting Team

Jana Blumenstein

020 7743 3650

12. Date of Completion

20th June 2022

13. Place Of Completion

12 Throgmorton Avenue, London, EC2N 2DL, U.K

RNS Number : 4934Q

Vodafone Group Plc

28 June 2022

VODAFONE GROUP PLC

(the "Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Acquisition of shares

The below individuals acquired shares under the Vodafone Global Incentive Plan. The vesting of the share awards was conditional on continued employment with the Vodafone Group and on the satisfaction of the performance conditions approved by the Remuneration Committee.  For further details of the Plan, please see the Company's 2022 Annual Report, available at www.vodafone.com/investor.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nick Read
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP nil	1,014,672
		GBP 1.268240	491,788

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 1,014,672 Ordinary shares

Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold: 491,788 Ordinary shares

Aggregated price of shares sold: GBP 623,705.21

e)	Date of the transaction	2022-06-27
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Margherita Della Valle
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Financial Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP nil	617,627
		GBP 1.268240	299,350

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 617,627 Ordinary shares

Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold: 299,350 Ordinary shares

Aggregated price of shares sold: GBP 379,647.64

e)	Date of the transaction	2022-06-27
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Hannes Ametsreiter
2	Reason for the notification
a)	Position/status	Vodafone Germany Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP nil	782,421
		GBP 1.268240	404,962

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 782,421 Ordinary shares

Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold: 404,962 Ordinary shares

Aggregated price of shares sold: GBP 513,589.01

e)	Date of the transaction	2022-06-27
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Aldo Bisio
2	Reason for the notification
a)	Position/status	Vodafone Italy Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP nil	704,299
		GBP 1.268240	329,100

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 704,299 Ordinary shares

Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold: 329,100 Ordinary shares

Aggregated price of shares sold: GBP 417,377.78

e)	Date of the transaction	2022-06-27
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Colman Deegan
2	Reason for the notification
a)	Position/status	Vodafone Spain Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction

Vesting of performance and retention shares as part of the Global Long Term Incentive (GLTI) and Global Long Term Retention (GLTR) plans for Senior Leadership Team members.

Sale of shares to satisfy tax withholding obligations

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP nil	406,002
		GBP 1.268240	196,781

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 406,002 Ordinary shares

Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold: 196,781 Ordinary shares

Aggregated price of shares sold: GBP 249,565.54

e)	Date of the transaction	2022-06-27
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ahmed Essam Aboushelbaya
2	Reason for the notification
a)	Position/status	Vodafone UK Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP nil	498,933
		GBP 1.268240	241,822

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 498,933 Ordinary shares

Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold: 241,822 Ordinary shares

Aggregated price of shares sold: GBP 306,688.33

e)	Date of the transaction	2022-06-27
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Alexandre Froment-Curtil
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Commercial Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction

Vesting of performance and retention shares as part of the Global Long Term Incentive (GLTI) and Global Long Term Retention (GLTR) plans for Senior Leadership Team members.

Sale of shares to satisfy tax withholding obligations

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP nil	265,706
		GBP 1.268240	128,783

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 265,706 Ordinary shares

Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold: 128,783 Ordinary shares

Aggregated price of shares sold: GBP 163,327.75

e)	Date of the transaction	2022-06-27
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Shameel Joosub
2	Reason for the notification
a)	Position/status	Vodacom Group Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP nil	166,087

d)	Aggregated information: volume, Price	Aggregated volume of shares acquired: 166,087 Ordinary shares Aggregated price of shares acquired: GBP nil
e)	Date of the transaction	2022-06-27
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Vinod Kumar
2	Reason for the notification
a)	Position/status	Vodafone Business Group Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP nil	220,798
		GBP 1.268240	107,016

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 220,798 Ordinary shares

Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold: 107,016 Ordinary shares

Aggregated price of shares sold: GBP 135,721.97

e)	Date of the transaction	2022-06-27
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Rosemary Martin
2	Reason for the notification
a)	Position/status	Vodafone Group General Counsel and Company Secretary
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP nil	523,879
		GBP 1.268240	253,912

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 523,879 Ordinary shares

Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold: 253,912 Ordinary shares

Aggregated price of shares sold: GBP 322,021.35

e)	Date of the transaction	2022-06-27
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Joakim Reiter
2	Reason for the notification
a)	Position/status	Vodafone Group Chief External and Corporate Affairs Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP nil	318,002
		GBP 1.268240	154,129

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 318,002 Ordinary shares

Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold: 154,129 Ordinary shares

Aggregated price of shares sold: GBP 195,472.56

e)	Date of the transaction	2022-06-27
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Serpil Timuray
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Executive Officer - Europe Cluster
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP nil	598,720
		GBP 1.268240	154,866

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 598,720 Ordinary shares

Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold: 154,866 Ordinary shares

Aggregated price of shares sold: GBP 196,407.26

e)	Date of the transaction	2022-06-27
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Johan Wibergh
2	Reason for the notification
a)	Position/status	Vodafone Group Technology Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP nil	598,720
		GBP 1.268240	290,186

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 598,720 Ordinary shares

Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold: 290,186 Ordinary shares

Aggregated price of shares sold: GBP 368,025.49

e)	Date of the transaction	2022-06-27
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Leanne Wood
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Human Resources Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP nil	546,630
		GBP 1.268240	264,939

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 546,630 Ordinary shares

Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold: 264,939 Ordinary shares

Aggregated price of shares sold: GBP 336,006.24

e)	Date of the transaction	2022-06-27
f)	Place of the transaction	London Stock Exchange (XLON)

Acquisition of shares

The below individuals acquired shares under the Vodafone Global Incentive Plan. The conditional share award was granted on 15 November 2019 by the Company, and vesting of the award was conditional on continued employment with the Vodafone Group.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Vinod Kumar
2	Reason for the notification
a)	Position/status	Vodafone Business Group Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of retention shares under the Global Long Term Retention (GLTR) plan. Sale of shares to satisfy tax withholding obligations

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP nil	891,043
		GBP 1.268240	431,868

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 891,043 Ordinary shares

Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold: 431,868 Ordinary shares

Aggregated price of shares sold: GBP 547,712.27

e)	Date of the transaction	2022-06-27
f)	Place of the transaction	London Stock Exchange (XLON)

Purchase of shares

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Aldo Bisio
2	Reason for the notification
a)	Position/status	Vodafone Italy Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.266800	322,330

d)	Aggregated information: volume, Price	Aggregated volume: 322,330 Ordinary shares Aggregated price: GBP 408,327.64
e)	Date of the transaction	2022-06-27
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Alexandre Froment-Curtil
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Commercial Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.266800	280,519

d)	Aggregated information: volume, Price	Aggregated volume: 280,519 Ordinary shares Aggregated price: GBP 355,361.47
e)	Date of the transaction	2022-06-27
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Vinod Kumar
2	Reason for the notification
a)	Position/status	Vodafone Business Group Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.266800	63,101

d)	Aggregated information: volume, Price	Aggregated volume: 63,101 Ordinary shares Aggregated price: GBP 79,936.35
e)	Date of the transaction	2022-06-27
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 1, 2022	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary